UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31970 / January 20, 2016

_____

In the Matter of                                    :
                                                    :
HATTERAS GLOBAL PRIVATE EQUITY               :
   PARTNERS INSTITUTIONAL, LLC                :
6601 Six Forks Road                             :
Suite 340                                           :
Raleigh, NC 27615                                :
                                                    :
(811-22257)                                         :
                                                    :
_____          :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Hatteras Global Private Equity Partners Institutional, LLC filed an application on December 21, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On December 23, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31949).  The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered.  No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application that applicant has ceased to be an investment company.  Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.


                                    Brent J. Fields
                                    Secretary